Exhibit 99.1

Pembina Pipeline Corporation and Breakfast Club of Canada Launch $5 million partnership to Feed Kids Across Canada

CALGARY, May 13, 2019 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) and Breakfast Club of Canada (the "Club") are proud to announce a $5 million partnership to support breakfast programs across Canada over the next five years. This is Pembina's largest charitable investment ever and solidifies Pembina as one of the Club's largest supporters.

Pembina and the Club believe that all kids should be given the opportunity to reach their full potential, and that a good day starts with a good breakfast. However, an astounding 1 in 5 Canadian children might not get that chance. In 2016, both organizations teamed up to help change this statistic with the launch of Pembina's signature giving and volunteering program, Fuel 4 Thought, which provides funding for breakfast programs in schools near Pembina's operations.

To build on this success and make sure even more kids can start their day with a full stomach, Pembina's increased investment will help Fuel 4 Thought grow bigger and better than ever.

Jaret Sprott, Pembina's Senior Vice President and Chief Operating Officer, Facilities, is the Executive Sponsor of Fuel 4 Thought and a volunteer with the program. "It goes beyond making sure that kids get enough to eat, which is absolutely essential," he explains. "Through our partnership with Breakfast Club of Canada, we're also able to help move the needle on a major social issue that impacts everything from education to wellness, and I'm very proud that Pembina continues to step up to the plate and deliver on our commitment to communities."

"A child's potential is limitless when they have food to fuel their brains," says Daniel Germain, Founder of Breakfast Club of Canada. "We must believe in them now, so they can build their future and this donation by Pembina will help pave the way for the next generation. We are honored and grateful to have their trust in providing a healthy breakfast to children across the country."

Pembina's commitment will help sustain the Club's existing programs and support the opening of new ones. When a breakfast program is implemented, school administration observes tremendous change in the culture of their school.

"Students now come and start the day by being able to have breakfast at the school," explains Kari Prichard, Executive Director of the Grande Prairie Catholic School District Education Foundation. "They can continue throughout their day without having to fight through hunger. This has improved their moods, which allows for an improvement in their social behaviors, focus and academic success. This is a success that should be largely attributed to the program and its supporters."

Since beginning the partnership in 2016, Pembina's contribution to Breakfast Club of Canada has reached a grand total of $6.5 million. To learn more about Fuel 4 Thought and see the program in action, visit Pembina.com/communityinvestment/.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

About Breakfast Club of Canada

Breakfast Club of Canada is a charitable organization that provides funding, equipment, training and support to school breakfast programs across the country. The Club is dedicated to ensuring every child starts their day with a nutritious morning meal, in a safe and secure environment. Founded in Quebec in 1994, Breakfast Club of Canada is now present in 1,640 schools from coast to coast feeding over 220,000 children every school morning. To learn more visit breakfastclubcanada.org or find us on social media.

View original content:http://www.prnewswire.com/news-releases/pembina-pipeline-corporation-and-breakfast-club-of-canada-launch-5-million-partnership-to-feed-kids-across-canada-300848359.html

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2019/13/c1323.html

%CIK: 0001546066

For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 08:01e 13-MAY-19